17008875

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West Kinzie Street, 17th Floor
(No. and Street)

Chicago (City) Illinois (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq (847) 475 - 6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr. - 6th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert R. LeClercq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
VERONICA C BOND
Notary Public - State of Illinois
My Commission Expires Dec 3, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AccessAlpha Worldwide LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AccessAlpha Worldwide LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AccessAlpha Worldwide LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) AccessAlpha Worldwide LLC stated that AccessAlpha Worldwide LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AccessAlpha Worldwide LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AccessAlpha Worldwide LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 28, 2017

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	23,236
Accounts receivable, less allowance for doubtful accounts of $61,574		554,167
Prepaid expenses		16,634
Security deposits		7,960
TOTAL ASSETS	$	601,997

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Members' Equity:	$	601,997
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	601,997

[redacted]

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2016.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition and Receivables

The Company records revenue when earned by the Company pursuant to the terms of agreements entered into with its customers. Some earned revenue such as Introductory Fees may be subject to certain uncontrolled future events and the Company maintains a reserve to reflect for the uncertainty.

Fixed Assets

Fixed assets consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over their useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over the lease term. The Company assumes there is no salvage value for any of the assets. Fixed assets were fully depreciated at December 31, 2016.

[redacted]

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 28, 2017, which is the date the financial statements were available for issue.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2016, 100% of the Company's revenue was derived from three customers.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 4 – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2016, the Company's had no assets or liabilities that were measured at fair value using the fair value hierarchy. Substantially all of the Company's assets and liabilities, with the exception of furniture, equipment and leasehold improvements are considered financial instruments and are either at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

NOTE 5 – ACCOUNTS RECEIVABLE AND RESERVE

During 2013, the Company earned a $1,900,000 Introducing Fee from a customer payable over a period of 12 quarters (later extended to a total of 20 quarters). The balance of the receivable prior to any reserve is $615,741 as of December 31, 2016.

The collection of the entire Introducing Fee is payable upon two qualified investors not defaulting on funding their committed amounts over a defined four-year period and the customer fulfilling its anticipated projects over the same period. That contingency has been satisfied. Notwithstanding the Company believes the anticipated projects will be fully funded and completed, the Company acknowledges uncertainties may take place during the four-year time period which could result in the Company not collecting the entire earned Introducing Fee. Management estimates the likelihood of not collecting its Fee to be ten percent and has established a reserve for this possibility. As of December 31, 2016 no default has occurred.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness" whichever is greater and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2016, the Company had net capital of $23,236 of which $18,236 was in excess of its required net capital. At December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On July 30, 2013, the Company entered into a license agreement with The United Center commencing September 1, 2013 and ending August 31, 2018. The base license fee is $ 17,250 per year.

Vehicle Lease –

On January 27, 2012, the Company entered into a lease agreement for 54 months commencing on February 1, 2012 and ending on July 31, 2016. The agreement called for monthly base payments of $1,278 in addition to applicable sales tax. At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid. During 2016 the company renegotiated the lease for an additional 27 months. The monthly lease payments are $684.00.

Approximate future annual minimum auto lease payments are as follows:

2017	$8,208
2018	8,208
2019	2,052
Total	$18,468

[redacted]

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 8 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 – MEMBERS' EQUITY

During the year ended December 31, 2016, the Company amended and restated its operating agreement admitting two members, which accounts for the capital contribution of $37,000. Subsequent to year-end an additional capital contribution in the amount of $61,500 was received. Additionally, subsequent to December 31, 2016, a member withdrew from the company and an equity distribution of $16,000 was made to such member.

[redacted]